ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

June 2, 2009

Rajib Chanda
(202) 508-4671
rajib.chanda@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Mr. Ganley:

I am writing on behalf of Managers AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 60 to the Trust’s Registration Statement on Form N-1A filed on March 31, 2009 relating to GW&K Intermediate Municipal Bond Fund (“Municipal Bond Fund”) and Renaissance Large Cap Growth Fund (“Large Cap Fund”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below.

Prospectuses

1. Comment: On the cover page of each Prospectus, please use a minimum of ten point font size for the legend at the bottom of the page.

Response: The requested change has been made.

2. Comment: Under “Summary of the Fund – Fund Management” for each Prospectus, please provide additional disclosure on the business experience of each portfolio manager during the past five years.

Response: The requested change has been made.

3. Comment: Under “Summary of the Fund – Past Performance of Other GW&K Accounts” and “Summary of the Fund – Past Performance of Other Renaissance Accounts” please explain supplementally why the Composite in each Prospectus has been adjusted to give effect on a quarterly basis to each Fund’s Institutional Class fees and expenses instead of adjusting the Composite to give effect to fees and expenses of either the Investor Class or Service Class.

Response: The Trust adjusted the Composite to give effect to the fees and expenses of the Institutional Class rather than the Investor Class or Service Class because, consistent with instructions to Form N-1A under the Securities Act of 1933, as amended, the Trust expects that the Institutional Class for each Fund will have the greatest net assets after the Funds’ commencement of operations.

Municipal Bond Fund Prospectus

4. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please consider revising the Fund’s expected dollar-weighted average maturity from 6 to 12 years to 3 to 10 years to be consistent with the Staff’s pronouncements regarding the expected dollar-weighted average maturity of an “intermediate-term” bond fund.

Response: The Trust believes that the current expected dollar-weighted average maturity used by the Municipal Bond Fund is consistent with investor expectations. Nonetheless, the Trust has determined that the Fund will remove the term “Intermediate” from its name and change its name to “GW&K Municipal Bond Fund,” and will retain a dollar-weighted average maturity of 6 to 12 years.

5. Comment: Under “Summary of the Fund – Principal Risks” and “Summary of the Fund – Summary of Principal Risks” with respect to “Geographic Concentration Risk,” please consider adding disclosure, if applicable, relating to the risks of specific states if the Municipal Bond Fund concentrates its investments in any one or more states.

Response: The Trust hereby confirms that the Municipal Bond Fund does not currently intend to concentrate its investments in any one or more states.

6. Comment: Under “Summary of the Fund – Principal Risks” and “Summary of the Fund – Summary of Principal Risks,” please consider removing “Sector Risk” as a principal risk of the Municipal Bond Fund or please confirm supplementally that Sector Risk is an appropriate risk for the Fund.

Response: The Trust hereby confirms that Sector Risk is an appropriate risk for the Municipal Bond Fund given the Fund’s investments in certain revenue and industrial development bonds.

7. Comment: Under “Summary of the Fund – Past Performance of Other GW&K Accounts,” please confirm supplementally that the Composite does not exclude registered investment companies advised by GW&K with investment objectives, policies and strategies substantially similar to those of the Municipal Bond Fund.

Response: The Trust notes that the Fund’s subadviser serves as an investment adviser to one registered investment company with investment objectives, policies and strategies substantially similar to those of the Municipal Bond Fund and such registered investment company is included in the Composite. The Trust will revise the Prospectus to disclose that the Composite includes one registered investment company.

8. Comment: Under “Summary of the Fund – Past Performance of Other GW&K Accounts,” please consider using a market index that approximates an expected dollar-weighted average maturity of 3 to 10 years to be consistent with an expected dollar-weighted average maturity of an “intermediate-term” bond fund.

Response: The Trust believes that the Barclays Capital 10-Year Municipal Bond Index is an appropriate market index for a municipal bond fund with an expected dollar-weighted average maturity of 6 to 12 years.

Large Cap Fund Prospectus

9. Comment: Under “Summary of the Fund – Focus,” please consider revising the definition of “large-capitalization companies” to be consistent with investor expectations of the term.

Response: The Trust believes that the definition of “large-capitalization companies” currently used by the Large Cap Fund is consistent with investor expectation and industry practice. Nonetheless, for the purposes of the Fund’s policy under Rule 35d-1 under the Investment Company Act of 1940, as amended, the Trust will revise the Large Cap Fund’s definition of “large capitalization companies” to include those companies with a minimum market capitalization at the time of purchase of approximately $3 billion.

10. Comment: Under “Summary of the Fund – Past Performance of Other Renaissance Accounts,” please explain supplementally why the Composite excludes wrap accounts.

Response: In accordance with guidance provided by the Staff in Nicholas-Applegate Mutual Funds (pub. avail. August 6, 1996), the Trust believes it is permissible for the Fund to exclude wrap accounts from the Composite because such exclusion does not cause the Composite’s performance to be misleading (see Footnote 3). Furthermore, the Fund’s subadviser has represented to the Trust that the performance of the wrap accounts was not materially different from the performance of the Composite, which includes performance of institutional separately managed accounts and registered management investment companies. The Fund’s subadviser notes that it maintains a separate performance composite for wrap accounts because of differences with respect to fee and expense structures.

11. Comment: Under “Summary of the Fund – Past Performance of Other Renaissance Accounts,” please consider using a different market index that is more consistent with investor expectations of the definition of large-capitalization companies.

Response: As noted above, the Trust believes that the Russell 1000® Growth Index is an appropriate market index for the Large Cap Fund, is consistent with investor expectations of the definition of large-capitalization companies and is the most appropriate index based on the subadviser’s asset allocation strategy and selection of large-capitalization companies. The Trust also notes that the Fund’s subadviser has, since the inception of the Composite, used the Russell 1000® Growth Index as the benchmark index for the Composite, and therefore believes a change in the index would potentially be confusing to potential shareholders who may have previously invested in accounts included in the Composite. For these reasons, the Trust declines to make the requested change.

Municipal Bond Fund Statement of Additional Information

12. Comment: With respect to the Municipal Bond Fund’s Fundamental Investment Restriction No. 8 relating to industry concentration, please consider disclosing that investments in securities of issuers conducting their principal business activities in the same industry does not include tax-exempt obligations issued by state or local governments, or any of their political subdivisions.

Response: The requested change has been made.

13. Comment: Under “Portfolio Managers of the Fund – Portfolio Manager Compensation,” please disclose the Municipal Bond Fund’s Peer Group used to measure performance based compensation of the Fund’s portfolio managers.

Response: The Trust notes that the Fund’s subadviser has informed the Trust that the portfolio managers’ compensation is not based on performance of the Fund or any other account, and the Trust will revise the SAI accordingly.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda
Rajib Chanda